SEC File Number
001-15803
CUSIP Number
05348P 40 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION
Avanir Pharmaceuticals

Full Name of Registrant

Former Name if Applicable
101 Enterprise, Suite 300

Address of Principal Executive Office (Street and Number)
Aliso Viejo, CA 92656

City, State and Zip Code
PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Avanir Pharmaceuticals (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (the “Form 10-Q”). The Company is unable, without unreasonable effort and expense, to file the Form 10-Q on a timely basis due to the fact that the Company is currently evaluating the appropriate method for revenue recognition related to sales of FazaClo® (clozapine, USP). The Company expects that this evaluation will be completed on or before February 14, 2007 and that the Form 10-Q will be filed by that time

PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael Puntoriero Sr. Vice President and Chief Financial Officer	(949)	389-6700

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
SIGNATURE
Avanir Pharmaceuticals has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Avanir Pharmaceuticals
Date: February 9, 2007	By:	/s/ Michael Puntoriero
Michael Puntoriero
Sr. Vice President and Chief Financial Officer